November 13, 2019TSX: SAM

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the second quarter of fiscal year 2019 / 2020, ended October 31, 2019, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“We are continuing with the plan to mill higher grade ore producing more profitable ounces and we believe we are on the right track. This last quarter has reflected all the measures taken to reduce costs and improve ore grade and we have shown a steady improvement each month. The number of meters developed in preparation and exploration continues to increase and it has contributed to the steady increase of production and reserves.” reported Salvador Garcia, Chief Operating Officer of the company. “The focus continues to be moving inferred resources to the proven and probable category and improving operational culture at our principal asset, the San Martin mine”.

San Martin Production	Q2 2019	Q1 2019	Q/Q Change	YTD 2019	YTD 2018	Y/Y Change
Ore Milled(Tonnes)	54,096	60,822	-11%	114,918	158,842	-28%
Gold Equivalent Ounces	3,050	3,711	-18%	6,761	8,317	-19%
Gold Grade (Grams/Ton)	1.78	2	-11%	1.90	1.45	31%
Silver Grade (Grams/Ton)	34.19	32.40	6%	33.35	46.12	-28%
Gold Recovery (%)	87.35	84.99	3%	86.03	87.50	-2%
Silver Recovery (%)	52.27	58.33	-10%	55.4	59.10	-6%
Gold: Silver Ratio	84.81	89.11		86.89	80.32

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 230
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.